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THE ST. PAUL COMPANIES, INC. AND SUBSIDIARIES               Exhibit 12
Computation of Ratios
(In thousands, except ratios)


                                      Three Months Ended
                                           March 31
                                      --------------------
                                        1996       1995
                                       ------     ------
EARNINGS:
Income before income taxes          $164,080     148,146
Add: fixed charges                    17,119      17,445
                                     -------     -------
   Income, as adjusted              $181,199     165,591
                                     =======     =======

FIXED CHARGES:
Interest costs                       $12,424      11,617
Rental expense (1)                     4,695       5,828
                                     -------     -------
   Total fixed charges               $17,119      17,445
                                     =======     =======

FIXED CHARGES AND PREFERRED
 STOCK DIVIDENDS:
Fixed charges                        $17,119      17,445
PSOP preferred stock dividends         4,489       4,554
Dividends on monthly income
 preferred securities                  3,105           -
                                     -------     -------
    Total fixed charges and
     preferred stock dividends       $24,713      21,999
                                     =======     =======

Ratio of earnings to fixed charges     10.58        9.49
                                     =======     =======

Ratio of earnings to combined fixed
 charges and preferred stock dividends  7.33        7.53
                                     =======     =======

(1) Interest portion deemed implicit in total rent expense.